Meiwu Technology Company Limited

1602, Building C, Shenye Century Industrial Center

No. 743 Zhoushi Road, Bao’an District Shenzhen

People’s Republic of China

October 18, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn:	Robert Shapiro
Lyn Shenk

Re:	Meiwu Technology Company Limited Form 20-F for the Fiscal Year Ended December 31, 2022 Filed May 12, 2023 File No. 001-39803

Mr. Shapiro and Mr. Shenk:

Meiwu Technology Company Limited (the “Company”, “WNW,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 11, 2023 regarding our Form 20-F for fiscal year ended December 31, 2022. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly.

Form 20-F for the Fiscal Year Ended December 31, 2022

Introduction, page 1

1.	It appears that your definition of “we,” “us,” “our company,” “our,” “the Company,” and “Meiwu” includes your VIEs, Wunong Technology (Shenzhen) Co., Ltd and Meiwu Zhishi Technology (Shenzhen) Co., Ltd. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest. We also note that you have excluded Hong Kong and Macau from your definition of “China.” Please clarify that the “legal and operational” risks associated with operating in China also apply to operations in Hong Kong/Macau.

Response: In response to the Staff’s comments, we have excluded the VIEs from the definition of “we”, “us”, “our”, “the Company”, and “Meiwu”. We have also revised our definition of “PRC” or “China” on page 1. Since the Company does not have any operations in Hong Kong or Macau, we did not include statements clarifying that the legal and operational risks associated with operating in China also apply to operations in Hong Kong and Macau.

Item 3. Key Information, page 3

2.	We note your disclosure at the top of page three. Please revise to state that you are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity based in China and that this structure involves unique risks to investors. Additionally, if true, disclose here that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: In response to the Staff’s comment, we have revised the statement at the onset of Item 3. Key Information on page 3.

3.	We note your disclosure on pages five and six. Please revise to disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Please include cross-reference to the associated risk factors.

Response: In response to the Staff’s comment, we have revised the disclosure on page 5 to include the location of our auditor’s headquarter and the disclosure of the risks associated with the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023 and related regulations.

4.

We note your disclosure on page seven.

Please disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Also, please amend your disclosure here, in the summary risk factors, and in the risk factors section to state that, to the extent cash/assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds/assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash/assets. Additionally, to the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies here and disclose the source of such policies; alternatively, state that you have no such cash management policies that dictate how funds are transferred.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 7 and 97 accordingly.

5.	Please revise your structure chart to use dashed lines (without arrows) to denote relationships with the VIE. Additionally, we note two entities that denote a 51% ownership interest. Please revise to state the persons or entities that own the remaining 49% interest.

Response: In response to the Staff’s comment, we have revised the structure chart and stated the persons or entities that own the remaining 49% interest on pages 3, 91 and 93.

6.	We note your statement on page 44 that “ ... we intend to treat Meiwu Shenzhen as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of these entities but also because we are entitled to substantially all of their economic benefits ... “ and your statement on page 129 that “... we are entitled to the economic benefits associated with Meiwu Shenzhen ... .” In these instances and throughout your annual report, please revise so that any references to control or benefits that accrue to you because of the VIE are limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 48 and 133.

7.	We note your Summary Risk Factors. Please revise to specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. Also, please revise your cross-references in this section to include the title of the relevant risk factor, not just the page number on which the risk factor appears.

Response: In response to the Staff’s comment, we have revised the Summary Risk Factors and our Risk Factors accordingly on pages 13 and 30. We respectfully inform the Staff that the cross-references in the Summary Risk Factors included the title of the relevant risk factors and the page numbers on which such risk factor appears.

8.	We note your disclosure on page eight titled “Permission or Approval Required from the PRC Authorities for the VIE’s Operation.” Please revise to include a discussion of the permissions and requirements from the CSRC, similar to your disclosure on page six. With respect to the permissions and approvals from the CSRC, CAC, or any other governmental agency that is required to approve the VIE’s operations, please revise to describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Additionally, please revise to note whether you relied on the opinion of your PRC counsel, Dentons, for the conclusions regarding all permissions and approvals. If not, please state as much and explain why such an opinion was not obtained.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 10 and 99.

9.	We note that the consolidated VIE constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIE and its consolidated subsidiaries, the WFOE that are the primary beneficiary of the VIE, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Response: In response to the Staff’s comment, we have revised the disclosures on page 55.

Risk Factors

If the PRC government deems that the contractual arrangements in relation to the VIE do not comply ..., page 27

10.	Please revise this risk factor to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

Response: In response to the Staff’s comment, we have revised the disclosures on page 30.

Any actions by Chinese government, including any decision to intervene or influence ..., page 32

11.	Please revise this risk factor to acknowledge the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities.

Response: In response to the Staff’s comment, we have revised the disclosures on page 35.

Recent greater oversight by the Cyberspace Administration of China ..., page 32

12.	Please revise to state whether you have relied on the opinion of counsel. If so, please name such counsel here and revise your disclosure to include their opinion with respect to the CAC measures.

Response: In response to the Staff’s comment, we have revised the disclosures on page 35 to add name of our PRC counsel.

Item 6. Directors, Senior Management and Employees, page 112

13.	In an appropriate place in your annual report, for example, in your risk factor where you discuss service of process on page 43, please name the directors, officers, or members of senior management located in the PRC/Hong Kong and include a separate “Enforceability” section that addresses whether or not investors may bring actions under the civil liability provisions of the U.S. federal securities laws against you, your officers or directors who are residents of a foreign country, and whether investors may enforce these civil liability provisions when your assets, officers, and directors are located outside of the United States.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 47, 48 and 49.

Item 15. Controls and Procedures

Management’s Report on Internal Control over Financial Reporting, page 133

14.	You disclose in your risk factors on page 43 the existence of material weaknesses due to the lack of “in-house accounting personnel with sufficient knowledge of US GAAP and SEC reporting experiences” in management’s assessment of the effectiveness of internal control over financial reporting (ICFR) at December 31, 2022, and management assessed ICFR as ineffective at that date. Please reconcile these statements with your conclusion here that internal controls over financial reporting were effective at December 31, 2022 and revise your disclosures as appropriate.

Response: In response to the Staff’s comment, we have revised the disclosures on page 138 accordingly.

Consolidated Statements of Operations and Comprehensive Income, page F-5

15.	Please revise your presentation of net revenue on the statements of operations and comprehensive income to present revenue derived from product sales and revenues from services separately, consistent with your presentation on page 100. Please also revise to state separately costs and expenses applicable to product and service revenues. Refer to Item 17(b) of Form 20-F and Item 5-03(b)(1) and (2) of Regulation S-X.

Response: In response to the Staff’s comment, we have revised the disclosures on page F-5 accordingly.

Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-17

16.	Based on your disclosure on page 101, Technical service was $8.8 million, or 80.5%, of total revenue for the year ended December 31, 2022, but your accounting policy does not appear to address the measurement or recognition of this revenue under ASC 606. Please revise the footnotes to your financial statements to provide disclosure of your accounting policy. Please also revise Item 4 Subparagraph B, “Information on the Company—Business Overview” to provide the necessary disclosure on this portion of your business. Please provide us with a copy of your intended, revised disclosure.

Response: In response to the Staff’s comment, we have revised the disclosures on page 111 and F-19 accordingly

Note 7. Goodwill, page F-24

17.	We note that you completed three acquisitions during the year ended December 31, 2022 for aggregate consideration of $23.7 million, but it appears these transactions were consummated through the issuance of common shares per your financial statements. Please reconcile the differences between the shares issued for the acquisitions in your consolidated statement of stockholders’ equity of $15,132,000 and consolidated statement of cash flows of $7,627,550 for the year ended December 31, 2022, and the aggregate amount of consideration paid of $23.7 million for these acquisitions in footnote 11. Also, explain why shares of common stock issued for an equity acquisition are reflected as a cash inflow in investing activities on your statement of cash flows in 2022 . Lastly, provide the required business combination disclosures contained in ASC 805-10- 50.

Response: In response to the Staff’s comment, we have revised the disclosures on page F-15 and F-24 accordingly.

General

18.	Please adjust the formatting of text in your filing so that the font size is increased to a legible size.

Response: In response to the Staff’s comment, we respectfully adjusted the formatting of text in our filing accordingly.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu, Esq. at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Zihao Liu
Zihao Liu
Chief Financial Officer

cc:	Joan Wu, Esq.
Hunter Taubman Fischer & Li LLC